NEW GOLD REPORTS FOURTH QUARTER AND FULL YEAR 2023 RESULTS

Achieves Top End of Consolidated Production Guidance and Midpoint of All-In Sustaining Cost Guidance

(All amounts are in U.S. dollars unless otherwise indicated)

February 13, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports fourth quarter and full year 2023 results. Full year 2023 production totaled 423,517 gold equivalent[1] ("gold eq.") ounces at all-in sustaining costs[2] of $1,545 per gold eq. ounce, achieving the top end of the Company's 2023 gold equivalent production guidance range. Another solid quarterly performance delivered strong cash flow from operations of $71 million and positive free cash flow, while still investing in and advancing growth projects that are expected to significantly increase production in the coming years.

Focus on Operational Excellence Leads to Achieving 2023 Production and Cost Guidance Ranges

"2023 was a successful year for New Gold. We executed on our key priority of stabilizing our operations and delivered consistent results throughout the year," stated Patrick Godin, President and CEO. "As a result, New Gold achieved the top end of its 2023 gold equivalent production guidance, and the midpoint of all-in sustaining cost guidance set out at the start of 2023. The Company was able to once again demonstrate the free cash flow generation potential in the fourth quarter, despite the capital investment in our projects."

- Fourth quarter consolidated gold eq.[1] production of 105,082 ounces (79,187 ounces of gold, 12.0 million pounds of copper and 157,788 ounces of silver) at all-in sustaining costs[2] of $1,575 per gold eq. ounce.

- Full year consolidated gold eq.[1] production was 423,517 ounces (321,178 ounces of gold, 47.4 million pounds of copper and 593,146 ounces of silver), achieving the top end of 2023 consolidated production guidance.

- Full year consolidated all-in sustaining costs[2] of $1,545 per gold eq. ounce achieved the midpoint of 2023 consolidated cost guidance.

- During the fourth quarter, the Company generated positive free cash flow[2] of $1 million after investing over $61 million in advancing growth projects. Rainy River had another excellent quarter generating $24 million in free cash flow[2], net of $24 million in capital expenditures and $7 million in stream payments.

2024 an Inflection Point as Growth Projects Set for Completion, Company Expected to Enter Prolonged Free Cash Flow Generation Period in the Second Half of the Year

"Last week we outlined our Operational Outlook for the next three years highlighting an approximately 35% increase in gold production and approximately 60% increase in copper production by 2026. As we work towards completing our growth projects this year, the reduction in operating costs and capital expenditures should see consistent free cash flow generation commencing in the second half of this year. This free cash flow growth is expected to increase over the next three years in-line with our increasing production profiles. We have reached the free cash flow inflection point, and I look forward to sharing progress throughout the year," added Mr. Godin.

- 2024 consolidated gold production is expected to be 310,000 to 350,000 ounces, compared to 321,178 in 2023. Production is expected to strengthen in the second half of the year, with the second half of 2024 expected to represent approximately 60% of annual production as waste stripping at Rainy River is sequenced in the first half of the year. 2024 copper production is expected to be 50 to 60 million pounds, approximately 16% higher than 2023 driven by increased contribution from C-Zone at New Afton.

- 2024 total capital is expected to be $290 to $330 million, as growth projects at both operations are completed in the year. Commercial production at C-Zone remains on-track for the second half of 2024, along with commissioning of the underground crusher and conveyor. Initial production from Rainy River's underground Main Zone remains on-track for the fourth quarter of 2024.

- 2024 is expected to be the final year of significant capital spending, as the Company starts to realize the benefits of these expenditures. As a result, consolidated gold production is expected to increase by approximately 35% over 2023 to 410,000 to

460,000 ounces in 2026. Copper production is expected to increase by approximately 60% compared to 2023 to 71 to 81 million pounds in 2026. All-in sustaining costs (on a by-product basis)[2] are expected to decrease by over 50% compared to 2023 to between $650 and $750 per ounce in 2026.

- The higher production, lower total cash costs, and lower capital spend over the next three years are expected to drive significant free cash flow for the Company.

Consolidated Financial Highlights

	Q4 2023	Q4 2022	FY 2023	FY 2022
Revenue ($M)	**199.2**	162.8	**786.5**	604.4
Operating expenses ($M)	**120.8**	108.5	**450.4**	382.7
Net (loss) earnings ($M)	**(27.4)**	(16.9)	**(64.5)**	(66.8)
Net (loss) earnings per share ($)	**(0.04)**	(0.02)	**(0.09)**	(0.10)
Adj. net (loss) earnings ($M)[2]	**(4.7)**	(6.3)	**48.4**	(26.1)
Adj. net (loss) earnings, per share ($)[2]	**(0.01)**	(0.01)	**0.07**	(0.04)
Cash generated from operations ($M)	**70.6**	31.9	**287.6**	190.7
Cash generated from operations, per share ($)	**0.10**	0.05	**0.42**	0.28
Cash generated from operations, before changes in non-cash operating working capital ($M)[2]	**64.9**	44.3	**293.4**	181.6
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	**0.09**	0.06	**0.43**	0.27

- Revenue increased over the prior-year periods primarily due to higher sales volumes and higher gold prices, partially offset by lower copper prices.

- Operating expenses were higher than the prior-year periods due to higher production.

- Net loss for the quarter increased over the prior-year period primarily due to higher unrealized losses on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow interest obligation, partially offset by higher revenue. For the year ended December 31, 2023, net loss was consistent compared to the prior-year period.

- Adjusted net earnings[2] for the quarter was consistent compared to the prior-year period. For the year ended December 31, 2023, adjusted net earnings[2] increased compared to the prior-year period primarily due to higher revenue and lower finance costs, partially offset by higher operating expenses, and depreciation and depletion.

- Cash generated from operations increased over the prior-year periods primarily due to higher revenue.

Consolidated Operational Highlights

	Q4 2023	Q4 2022	FY 2023	FY 2022
Gold eq. production (ounces)[1,3]	105,082	97,824	423,517	347,054
Gold eq. sold (ounces)[1,3]	103,504	95,161	415,181	342,839
Gold production (ounces)[3]	79,187	80,694	321,178	271,373
Gold sold (ounces)[3]	77,870	78,507	319,116	269,147
Copper production (Mlbs)[3]	12.0	6.9	47.4	31.1
Copper sold (Mlbs)[3]	11.9	6.8	44.4	30.2
Gold revenue, per ounce ($)[4]	1,977	1,736	1,920	1,791
Copper revenue, per pound ($)[4]	3.52	3.53	3.61	3.70
Average realized gold price, per ounce ($)[2]	2,001	1,751	1,944	1,808
Average realized copper price, per pound ($)[2]	3.72	3.74	3.84	3.94
Operating expenses, per gold eq. ounce ($)[4]	1,167	1,140	1,085	1,116
Total cash costs, per gold eq. ounce ($)[2]	1,209	1,167	1,128	1,150
Depreciation and depletion, per gold eq. ounce ($)[4]	640	551	566	572
All-in sustaining costs, per gold eq. ounce ($)[2]	1,575	1,668	1,545	1,818
Sustaining capital ($M)[2]	24.1	34.1	121.6	183.6
Growth capital ($M)[2]	36.5	37.1	144.3	109.2
Total capital ($M)	60.6	71.2	265.9	292.8

Rainy River Mine

Operational Highlights

Rainy River Mine	Q4 2023	Q4 2022	FY 2023	FY 2022
Gold eq. production (ounces)[1,3]	64,290	71,221	259,679	235,194
Gold eq. sold (ounces)[1,3]	62,650	68,392	260,897	233,788
Gold production (ounces)[3]	62,692	69,753	253,745	229,822
Gold sold (ounces)[3]	61,086	66,992	254,932	228,565
Gold revenue, per ounce ($)[4]	1,999	1,748	1,939	1,807
Average realized gold price, per ounce ($)[2]	1,999	1,748	1,939	1,807
Operating expenses, per gold eq. ounce ($)[4]	1,222	1,014	1,091	985
Total cash costs, per gold eq. ounce ($)[2]	1,222	1,014	1,091	985
Depreciation and depletion, per gold eq. ounce ($)[4]	769	559	640	634
All-in sustaining costs, per gold eq. ounce ($)[2]	1,600	1,467	1,554	1,605
Sustaining capital ($M)[2]	20.2	26.2	102.8	127.1
Growth capital ($M)[2]	4.2	4.2	17.8	17.7
Total capital ($M)	24.5	30.4	120.6	144.8

Operating Key Performance Indicators

Rainy River Mine	Q4 2023	Q4 2022	FY 2023	FY 2022
Open Pit Only				
Tonnes mined per day (ore and waste)	**109,895**	110,536	**119,948**	112,826
Ore tonnes mined per day	**29,377**	34,667	**34,007**	22,965
Operating waste tonnes per day	**47,838**	56,547	**53,537**	39,017
Capitalized waste tonnes per day	**32,681**	19,323	**32,404**	50,843
Total waste tonnes per day	**80,519**	75,870	**85,942**	89,860
Strip ratio (waste:ore)	**2.74**	2.19	**2.53**	3.91
Open Pit and Underground				
Tonnes milled per calendar day	**25,046**	22,225	**24,012**	23,568
Gold grade milled (g/t)	**0.94**	1.16	**0.99**	0.91
Gold recovery (%)	**90**	92	**91**	91

- Fourth quarter gold eq.[1] production was 64,290 ounces (62,692 ounces of gold and 127,138 ounces of silver), a decrease over the prior-year period due to lower gold grade and recovery, partially offset by higher tonnes processed. Full year gold eq.[1] production was 259,679 ounces (253,745 ounces of gold and 472,018 ounces of silver), an increase over the prior year primarily due to higher tonnes processed and higher gold grade. Full year gold eq.[1] production achieved the top end of the 2023 guidance range of 235,000 to 265,000 ounces.

- Operating expense[4] per gold eq. ounce for the quarter increased over the prior-year period due to lower sales volume. Full year operating expense per gold eq. ounce increased over the prior-year period due to lower capitalized tonnes, and increased costs associated with mill maintenance, partially offset by higher sales volume. Full year operating expense per gold eq. ounce was above the annual guidance range of $905 to $985 per gold eq. ounce as a result of the lower capitalized tonnes, previously outlined in the Company's third quarter 2023 earnings release.

- All-in sustaining costs[2] per gold eq. ounce for the quarter increased over the prior-year period primarily due to lower sales volume, partially offset by a lower sustaining capital. Full year all-in sustaining costs[2] per gold eq. ounce decreased over the prior-year period primarily from higher sales volume and lower sustaining capital. Full year all-in sustaining costs[2] per gold eq. ounce was within the 2023 guidance range of $1,475 to $1,575 per gold eq. ounce.

- Total capital for the quarter and full year was $24 million and $121 million, respectively, a decrease over the prior-year periods due to lower capitalized waste mining costs in the year, and lower capital development in the Intrepid underground zone. Sustaining capital[2] primarily related to capitalized waste and tailings dam raise. Growth capital[2] is related to the continued development of the Intrepid underground zone. Full year total capital is below the 2023 guidance range of $145 million to $165 million, with $25 million of capitalized waste deferred to 2024.

- Free cash flow[2] for the quarter and year ended December 31, 2023 was $24 million and $55 million (net of $7 million and $29 million stream payments), respectively, an improvement over the prior-year periods primarily due to higher revenue and a decrease in capital expenditures.

New Afton Mine

Operational Highlights

New Afton Mine	Q4 2023	Q4 2022	FY 2023	FY 2022
Gold eq. production (ounces)[1,3]	40,792	26,603	163,838	111,860
Gold eq. sold (ounces)[1,3]	40,853	26,769	154,284	109,051
Gold production (ounces)[3]	16,495	10,941	67,433	41,551
Gold sold (ounces)[3]	16,784	11,514	64,185	40,582
Copper production (Mlbs)[3]	12.0	6.9	47.4	31.1
Copper sold (Mlbs)[3]	11.9	6.8	44.4	30.2
Gold revenue, per ounce ($)[4]	1,898	1,668	1,846	1,699
Copper revenue, per ounce ($)[4]	3.52	3.53	3.61	3.70
Average realized gold price, per ounce ($)[2]	2,009	1,766	1,964	1,808
Average realized copper price, per pound ($)[2]	3.72	3.74	3.84	3.94
Operating expenses, per gold eq. ounce ($)[4]	1,081	1,461	1,074	1,395
Total cash costs, per gold eq. ounce ($)[2]	1,187	1,557	1,191	1,503
Depreciation and depletion, per gold eq. ounce ($)[4]	439	527	437	434
All-in sustaining costs, per gold eq. ounce ($)[2]	1,302	1,870	1,331	2,044
Sustaining capital ($M)[2]	3.8	7.9	18.7	56.5
Growth capital ($M)[2]	32.2	32.9	126.5	91.5
Total capital ($M)	36.1	40.8	145.2	148.0

Operating Key Performance Indicators

New Afton Mine	Q4 2023	Q4 2022	FY 2023	FY 2022
New Afton Mine Only				
Tonnes mined per day (ore and waste)	9,933	7,978	9,771	7,003
Tonnes milled per calendar day	8,181	6,814[5]	8,289	9,006[5]
Gold grade milled (g/t)	0.73	0.62[5]	0.72	0.47[5]
Gold recovery (%)	90	86[5]	90	84[5]
Copper grade milled (%)	0.79	0.57	0.77	0.51
Copper recovery (%)	91	87	91	83
Gold eq. production (ounces)[1]	40,792	26,603	163,838	111,860
Gold production (ounces)	15,942	9,356	62,637	37,788
Copper production (Mlbs)	12.0	6.9	47.4	31.1
Ore Purchase Agreements[5]				
Gold production (ounces)	553	1,585	4,796	3,763

- Fourth quarter gold eq.[1] production was 40,792 ounces (16,495 ounces of gold and 12.0 million pounds of copper), and for the year ended December 31, 2023, gold eq.[1] production was 163,838 ounces (67,433 ounces of gold and 47.4 million pounds of copper). The increase over the prior-year periods was due to higher grades and recovery. Full year gold eq.[1] production exceeded the 2023 guidance range of 130,000 to 160,000 ounces.

- Operating expense[4] per gold eq. ounce decreased over the prior-year periods, primarily due to higher sales volume. Full year operating expense[4] per gold eq. ounce was within the 2023 guidance range of $1,035 to $1,115 per gold eq. ounce.

- All-in sustaining costs[2] per gold eq. ounce decreased over the prior-year periods, primarily due to higher sales volume and lower sustaining capital spend. Full year all-in sustaining costs[2] per gold eq. ounce was at the low end of the 2023 guidance range of $1,320 to $1,420 per gold eq. ounce.

- Total capital for the quarter and full year was $36 million and $145 million, respectively, relatively in-line with prior-year periods. Sustaining capital[2] is primarily related to the continuation of tailings management and stabilization activities. Growth capital[2] primarily related to C-Zone development, which advanced 1,242 meters during the quarter. Full year total capital is at the low end of the 2023 guidance range of $145 million to $185 million.

- Free cash flow[2] for the quarter and year ended December 31, 2023 was a net outflow of $11 million and $44 million, respectively, an improvement over the prior-year periods primarily due to an increase in revenue and a decrease in capital expenditure.

Fourth Quarter and Full Year 2023 Conference Call and Webcast

The Company will host a webcast and conference call tomorrow, Wednesday, February 14, 2024 at 8:30 am Eastern Time to discuss the Company's fourth quarter and full year 2023 consolidated results.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/QKynzVelmWD
- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 03373344.
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3RAcXl4 to receive an instant automated call back.
- A recorded playback of the conference call will be available until March 14, 2024 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 373344. An archived webcast will also be available at www.newgold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes
1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q4 2023 includes production of 127,138 ounces of silver (124,421 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q4 2023 includes 12.0 million pounds of copper produced (11.9 million pounds sold) and 30,651 ounces of silver produced (28,838 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.

2. "Total cash costs", "all-in sustaining costs" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations, before changes in non-cash operating working capital", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

3. Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

4. These are supplementary financial measures which are calculated as follows: "revenue per ounce/pound" is revenue divided by gold ounces or copper pounds sold, "operating expenses per gold eq. ounce" is operating expenses divided by gold equivalent ounces sold, "depreciation and depletion per gold eq. ounce" is depreciation and depletion divided by gold equivalent ounces sold, "operating expenses ($/oz gold, co-product)" and "operating expenses ($/lb copper, co-product)" is operating expenses apportioned to each metal produced on a percentage of activity basis, and subsequently divided by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

5. Key performance indicator data is inclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 3% of total gold ounces produced at New Afton during the quarter, and 7% for the year ended December 31, 2023, using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

In 2024, New Gold will start reporting total cash costs on a by-product basis. The Company produces copper and silver as by-products of its gold production. Upon adoption of the change in 2024, the calculation of total cash costs per gold ounce sold for Rainy River will be net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for New Afton will be net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Additionally, for New Afton, the Company will also report total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Unless indicated otherwise, all total cash cost information in this news release is shown on a gold equivalent basis. In 2024, New Gold will no longer report gold equivalent metrics. New Gold will cease providing gold equivalent cash cost after 2023.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.


Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings

In 2024 New Gold will report all-in sustaining costs on a by-product basis. The Company produces copper and silver as by-products of its gold production. Upon adoption of the change in 2024, the calculation of all-in sustaining costs per gold ounce sold for Rainy River will be net of by-product silver sales revenue, and the calculation of all-in sustaining costs per gold ounce sold for New Afton will be net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative all-in sustaining cost on a single mine basis. Additionally, for New Afton, the Company will report all-in sustaining costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Unless indicated otherwise, the all-in sustaining cost information in this news release is shown on a gold equivalent basis. In 2024, New Gold will no longer report gold equivalent metrics. New Gold will cease providing gold equivalent all-in sustaining cost after 2023.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended December 31		Twelve months ended December 31	
(in millions of U.S. dollars, except where noted)	**2023**	**2022**	**2023**	**2022**
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION				
Operating expenses	**120.8**	108.5	**450.4**	382.7
Gold equivalent ounces sold[1]	**103,504**	95,161	**415,181**	342,839
Operating expenses per gold equivalent ounce sold ($/ounce)	**1,167**	1,140	**1,085**	1,116
Operating expenses	**120.8**	108.5	**450.4**	382.7
Treatment and refining charges on concentrate sales	**4.3**	2.6	**18.1**	11.7
Total cash costs[2]	**125.1**	111.0	**468.4**	394.2
Gold equivalent ounces sold[1]	**103,504**	95,161	**415,181**	342,839
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,209**	1,167	**1,128**	1,150
Sustaining capital expenditures[2]	**24.1**	34.2	**121.6**	182.9
Sustaining exploration - expensed	**0.2**	—	**0.9**	0.5
Sustaining leases[2]	**1.5**	2.9	**9.3**	10.8
Corporate G&A including share-based compensation	**9.2**	7.6	**29.3**	23.3
Reclamation expenses	**2.8**	3.0	**12.1**	11.5
Total all-in sustaining costs[2]	**163.0**	158.8	**641.6**	623.2
Gold equivalent ounces sold[1]	**103,504**	95,161	**415,181**	342,839
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,575**	1,668	**1,545**	1,818

	Three months ended December 31		Twelve months ended December 31	
(in millions of U.S. dollars, except where noted)	**2023**	**2022**	**2023**	**2022**
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**76.6**	69.4	**284.7**	230.4
Gold equivalent ounces sold[1]	**62,650**	68,392	**260,897**	233,788
Operating expenses per unit of gold sold ($/ounce)	**1,222**	1,014	**1,091**	985
Operating expenses	**76.6**	69.4	**284.7**	230.4
Total cash costs[2]	**76.6**	69.4	**284.7**	230.4
Gold equivalent ounces sold[1]	**62,650**	68,392	**260,897**	233,788
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,222**	1,014	**1,091**	985
Sustaining capital expenditures[2]	**20.2**	26.2	**102.8**	126.3
Sustaining leases[2]	**1.1**	2.3	**8.3**	9.4
Reclamation expenses	**2.3**	2.5	**9.6**	9.2
Total all-in sustaining costs[2]	**100.2**	100.3	**405.4**	375.2
Gold equivalent ounces sold[1]	**62,650**	68,392	**260,897**	233,788
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,600**	1,467	**1,554**	1,605

(in millions of U.S. dollars, except where noted)	Three months ended December 31		Twelve months ended December 31	
	2023	2022	2023	2022
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**44.2**	39.1	**165.7**	152.3
Gold equivalent ounces sold[1]	**40,853**	26,769	**154,284**	109,051
Operating expenses per unit of gold sold ($/ounce)	**1,081**	1,461	**1,074**	1,395
Operating expenses	**44.2**	39.1	**165.7**	152.3
Treatment and refining charges on concentrate sales	**4.3**	2.6	**18.0**	11.7
Total cash costs[2]	**48.5**	41.7	**183.7**	164.0
Gold equivalent ounces sold[1]	**40,853**	26,769	**154,284**	109,051
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,187**	1,557	**1,191**	1,503
Sustaining capital expenditures[2]	**3.8**	7.9	**18.7**	56.4
Sustaining leases[2]	**0.3**	—	**0.4**	0.3
Reclamation expenses	**0.6**	0.5	**2.5**	2.3
Total all-in sustaining costs[2]	**53.2**	50.1	**205.3**	223.0
Gold equivalent ounces sold[1]	**40,853**	26,769	**154,284**	109,051
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,302**	1,870	**1,331**	2,044

Sustaining Capital Expenditures Reconciliation Table

(in millions of U.S. dollars, except where noted)	Three months ended December 31		Twelve months ended December 31	
	2023	2022	2023	2022
TOTAL SUSTAINING CAPITAL EXPENDITURES				
Mining interests per consolidated statement of cash flows	**60.6**	71.3	**265.9**	292.9
New Afton growth capital expenditures[2]	**(32.2)**	(32.9)	**(126.5)**	(91.5)
Rainy River growth capital expenditures[2]	**(4.2)**	(4.2)	**(17.8)**	(17.7)
Sustaining capital expenditures[2]	**24.1**	34.2	**121.6**	183.7

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" excludes "loss on repayment of long term debt" and "other gains and losses" as per Note 3 of the Company's condensed consolidated financial statements. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt and the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the Rainy River gold stream obligation, fair value changes for the New Afton free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss, fair value changes in investments and gain on disposal of the Blackwater stream and Blackwater project. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended December 31		Twelve months ended December 31	
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
ADJUSTED NET (LOSS) EARNINGS RECONCILIATION				
(Loss) earnings before taxes	**(30.8)**	(5.7)	**(59.2)**	(65.4)
Other losses	**30.7**	(7.3)	**115.3**	25.7
Loss on repayment of long-term debt	**—**	—	**—**	4.3
Corporate restructuring	**—**	2.1	**—**	2.1
Adjusted net (loss) earnings before taxes	**(0.1)**	(10.9)	**56.1**	(33.3)
Income tax expense	**3.4**	(11.2)	**(5.3)**	(1.4)
Income tax adjustments	**(8.0)**	15.8	**(2.4)**	8.6
Adjusted income tax recovery (expense)[2]	**(4.6)**	4.6	**(7.7)**	7.2
Adjusted net (loss) earnings[2]	**(4.7)**	(6.3)	**48.4**	(26.1)
Adjusted (loss) earnings per share (basic and diluted)[2]	**(0.01)**	(0.01)	**0.07**	(0.04)

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended December 31		Twelve months ended December 31	
(in millions of U.S. dollars)	2023	2022	2023	2022
CASH RECONCILIATION				
Cash generated from operations	**70.6**	31.9	**287.6**	190.7
Change in non-cash operating working capital	**(5.7)**	12.4	**5.8**	(9.1)
Cash generated from operations, before changes in non-cash operating working capital[2]	**64.9**	44.3	**293.4**	181.6

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31, 2023			
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	56.6	25.6	(11.6)	70.6
Less Mining interest capital expenditures	(24.5)	(36.1)	—	(60.6)
Add Proceeds of sale from other assets	—	—	(0.1)	(0.1)
Less Lease payments	(1.1)	(0.3)	(0.2)	(1.6)
Less Cash settlement of non-current derivative financial liabilities	(7.5)	—	(0.1)	(7.6)
Free Cash Flow[2]	23.6	(10.8)	(12.0)	0.7

	Three months ended December 31, 2022			
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	42.2	(0.7)	(9.6)	31.9
Less Mining interest capital expenditures	(30.4)	(40.7)	(0.2)	(71.3)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(2.3)	—	(0.3)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(5.7)	—	—	(5.7)
Free Cash Flow[2]	3.8	(41.4)	(10.1)	(47.7)

	Twelve months ended December 31, 2023			
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	212.7	101.6	(26.7)	287.6
Less Mining interest capital expenditures	(120.6)	(145.2)	(0.1)	(265.9)
Add Proceeds of sale from other assets	—	—	(0.1)	(0.1)
Less Lease payments	(8.3)	(0.4)	(0.6)	(9.3)
Less Cash settlement of non-current derivative financial liabilities	(28.8)	—	(0.1)	(28.9)
Free Cash Flow[2]	55.0	(44.0)	(27.6)	(16.6)

	Twelve months ended December 31, 2022			
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	195.4	22.6	(27.3)	190.7
Less Mining interest capital expenditures	(144.8)	(147.9)	(0.3)	(292.9)
Add Proceeds of sale from other assets	0.8	0.1	—	0.9
Less Lease payments	(9.4)	(0.3)	(0.6)	(10.3)
Less Cash settlement of non-current derivative financial liabilities	(24.0)	(12.4)	—	(36.4)
Free Cash Flow[2]	18.0	(137.9)	(28.1)	(148.0)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Twelve months ended December 31	
(in millions of U.S. dollars, except where noted)	**2023**	**2022**	**2023**	**2022**
TOTAL AVERAGE REALIZED PRICE				
Revenue from gold sales	**153.9**	136.3	**612.8**	482.2
Treatment and refining charges on gold concentrate sales	**1.9**	1.1	**7.6**	4.4
Gross revenue from gold sales	**155.8**	137.4	**620.4**	486.6
Gold ounces sold	**77,870**	78,507	**319,116**	269,147
Total average realized price per gold ounce sold ($/ounce)[2]	**2,001**	1,751	**1,944**	1,808

	Three months ended December 31		Twelve months ended December 31	
(in millions of U.S. dollars, except where noted)	**2023**	**2022**	**2023**	**2022**
RAINY RIVER AVERAGE REALIZED PRICE				
Revenue from gold sales	**122.1**	117.1	**494.3**	413.1
Gold ounces sold	**61,086**	66,992	**254,932**	228,565
Rainy River average realized price per gold ounce sold ($/ounce)[2]	**1,999**	1,748	**1,939**	1,807

	Three months ended December 31		Twelve months ended December 31	
(in millions of U.S. dollars, except where noted)	**2023**	**2022**	**2023**	**2022**
NEW AFTON AVERAGE REALIZED PRICE				
Revenue from gold sales	**31.9**	19.2	**118.5**	69.1
Treatment and refining charges on gold concentrate sales	**1.9**	1.1	**7.6**	4.4
Gross revenue from gold sales	**33.8**	20.3	**126.1**	73.5
Gold ounces sold	**16,784**	11,514	**64,185**	40,582
New Afton average realized price per gold ounce sold ($/ounce)[2]	**2,009**	1,766	**1,964**	1,808

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three months and year ended December 31, 2023 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance with respect to production, costs, capital investment and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expectations; successfully completing the Company's growth projects and the significant increase in production in coming years as a result thereof; successfully reducing operating costs and capital expenditures and the consistent free cash flow anticipated to be generated as a result thereof commencing in the second half of 2024; successfully increasing free cash flow over the next three years; expectations regarding strengthened production in the second half of 2024; successfully accomplishing commercial production from the C-Zone and commissioning of the underground crusher and conveyor in the second half of 2024; successfully accomplishing initial production from Rainy River's underground Main Zone in the fourth quarter of 2024; and expectations that 2024 will be the final year or significant capital spending.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise;

(5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer for the Company. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.